UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 5, 2024

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 5 November 2024 – On 7 August 2024, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 20 billion to be executed during a 12-month period beginning 6 February 2024.

Under the programme initiated 7 August 2024, Novo Nordisk will repurchase B shares for an amount up to DKK 2.4 billion in the period from 7 August 2024 to 4 November 2024. The programme is now concluded.

Since the announcement 28 October 2024, the following transactions have been made:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	2,530,022		2,174,056,914
28 October 2024	48,500	776.08	37,639,703
29 October 2024	49,000	774.71	37,960,979
30 October 2024	48,500	757.63	36,745,162
31 October 2024	49,000	761.10	37,293,719
1 November 2024	50,000	769.84	38,491,780
4 November 2024	49,701	760.78	37,811,347
Accumulated under the programme	2,824,723		2,399,999,603

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 15,220,480 B shares of DKK 0.10 as treasury shares, corresponding to 0.3% of the share capital. The total amount of A and B shares in the company is 4,465,000,000 including treasury shares.

NNovo Nordisk expects to repurchase B shares for an amount up to DKK 20 billion during a 12-month period beginning 6 February 2024. As of 04 November 2024, Novo Nordisk has since 6 February 2024 repurchased a total of 13,891,849 B shares at an average share price of DKK 873.01 per B share equal to a transaction value of DKK 12,127,705,653.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 69,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contact for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Frederik Taylor Pitter +1 609 613 0568 fptr@novonordisk.com

Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 80 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 5, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer